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David T. Mittelman	+1 415 543 8700
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December 24, 2008
Ms. Peggy A. Fisher
Assistant Director
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington DC 20549-3030
Lime Energy Co.
Preliminary Information Statement on Schedule 14C
Filed November 28, 2008
File No. 1-16265
Dear Ms. Fisher:
     On behalf of Lime Energy Co., we are providing these responses to your comment letter dated December 23, 2008. For ease of reference, we have repeated the Staff’s comments in italicized type prior to the responses.
1. We note from the proposal in Item 5 of your preliminary information statement that you will be conducting a tender offer. Please tell us why you have not filed all pre-commencement communications under cover of Schedule TO.
Response: We acknowledge the Staff’s comment and respectfully submit that, concurrent with filing the Definitive Information Statement on Schedule 14C, Lime intended to and will file a Schedule TO-C announcing the employee option tender offer.
     Rule 13e-4(c) under the Securities Exchange Act of 1934 requires Lime to file with the Securities and Exchange Commission all written communications relating to the tender offer, from and including the first “public announcement” of the offer. Instruction 5 to Rule 13e-4(c) defines public announcement as any communication “that is reasonably designed to, or has the effect of, informing the public or security holders in general about the issuer tender offer.”
     In filing the preliminary information statement on Schedule 14C, it was not Lime’s design to make a public announcement of the tender offer. As you know, the preliminary information statement is a required regulatory filing that, although publicly available, is not affirmatively disseminated to Lime
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Ms. Peggy A. Fisher, Assistant Director Securities and Exchange Commission
December 24, 2008

shareholders generally or the option holders to whom the offer will be made. Please be advised that Lime has not publicly announced the option exchange offer through any press release, employee email, or other similarly disseminated communication. We recognize, however, that even a preliminary filing on the SEC’s Edgar system may have the effect of informing interested persons about an issuer tender offer. We also have reviewed the position of the Staff as to “public announcement” contained in the July 2001 supplement to the Division of Corporation Finance Manual of Publicly Available Interpretations.
     In response to the Staff’s comment, Lime will file a Schedule TO-C concurrently with the definitive information statement. The Schedule TO-C will incorporate by reference the definitive information statement as well as the preliminary information statement.
     In addition, although not directly requested in your comment, Lime will add the following legend to Item 5 in the definitive information statement:
The stock option exchange offer discussed here has not yet commenced. Upon the commencement of the stock option exchange offer, we will file with the SEC a completed Schedule TO and related exhibits and documents, including the offer to exchange. All of our eligible employees holding eligible options are strongly encouraged to read the Schedule TO and related exhibits and documents, including the offer to exchange, when available because these materials will contain important information about the stock option exchange offer. The Schedule TO and related exhibits and documents will be available free of charge (i) at the SEC’s website at www.sec.gov, (ii) by directing a written request to: Lime Energy Co., Attn: Maria Medrano, 1280 Landmeier Road, Elk Grove Village, IL 60007-2410; (iii) by directing an email request to Maria Medrano at mmedrano@lime-energy.com; or (iv) by contacting Maria Medrano at (847) 437-1666.
We believe the above legend is consistent with Instruction 3 to Rule 13e-4(c) and otherwise is responsive to your comment.
2. We note the discussion of the stock purchase of ADVB in the last paragraph on page 2. With regard to your intent to register the shares on Form S-4, we call your attention to Question 239.13 of the Questions and Answers of General Applicability November 26, 2008):
239.13 An acquiring company may seek a commitment from management and principal security holders of a target company to vote in favor of a business combination transaction, frequently referred to as a “lock-up agreement.” The execution of a lock-up agreement may constitute an investment decision under the Securities Act. If so, the offer and sale of the acquiror’s securities would be made to persons who entered into those agreements before the business combination is presented to non-affiliated security holders for their vote.
Recognizing the legitimate business reasons for seeking lock-up agreements in the course of business combination transactions, the staff has not objected to the registration of offers and sales where lock-up agreements have been signed in the following circumstances:

Ms. Peggy A. Fisher, Assistant Director Securities and Exchange Commission
December 24, 2008

•	the lock-up agreements involve only executive officers, directors, affiliates, founders and their family members, and holders of 5% or more of the voting equity securities of the company being acquired;

•	the persons signing the lock-up agreements collectively own less than 100% of the voting equity of the target; and

•	votes will be solicited from shareholders of the company being acquired who have not signed the agreements and would be ineligible to purchase in a private offering.
Where, however, the persons entering into the lock-up agreements also deliver written consents approving the business combination transaction, the staff has objected to the subsequent registration of the exchange on Form S-4 for any of the shareholders because offers and sales have already been made and completed privately, and once begun privately, the transaction must end privately. [Nov. 26, 2008]
Response: We acknowledge the Staff’s comment and respectfully submit that the facts and circumstances relating to the Registration Statement on Form S-4, which Lime intends to file in connection with the offering of its shares of common stock to non-controlling stockholders of Advanced Biotherapy Inc. (“ADVB”), are distinguishable from the Question 239.13 Compliance and Disclosure Interpretation (“CD&I”) cited in your letter.
     As reflected on page 2 of the preliminary information statement, Lime has entered into a Stock Purchase Agreement with ten stockholders of ADVB to acquire their shares of ADVB common stock. Together, these ten stockholders own approximately 90.8% of the outstanding capital stock of ADVB. Upon acquiring at least 90% of ADVB shares, Lime will have the ability under Section 253 of the Delaware General Corporation Law (“DGCL”) to consummate a short form merger. The consent of ADVB stockholders is not required in the short form merger. Indeed, the ten ADVB stockholders have not executed any consents nor are they expected to execute any consents in their capacity as ADVB stockholders in furtherance of Lime’s acquisition of ADVB securities.
     General Instruction A.1 to Form S-4 sets forth five types of offerings in which the form may be used for registration of securities to be issued. Part (2) specifically permits use of Form S-4 “in a merger in which the applicable state law would not require the solicitation of the votes or consents of all of the security holders of the company being acquired.” In footnote 23 to the Form S-4 adopting Release No. 6578, the Commission stated that General Instruction A.1.(2) merger transactions “include short form mergers pursuant to state corporation laws similar to Section 253 of the [DCGL].” Therefore, Lime’s proposed acquisition of ADVB shares through the short form merger in accordance DCGL Section 253 should qualify under General Instruction A.1.(2) of Form S-4.
     If Form S-4 is unavailable here notwithstanding the language of General Instruction A.1.(2), then Lime would be unable to fully exercise its right under state law to consummate a short form merger. The third bullet of the CD&I suggests that if non-affiliate shareholders vote in a business combination, then Form S-4 would be available. Yet, through the short form merger process, Lime is not required to

Ms. Peggy A. Fisher, Assistant Director Securities and Exchange Commission
December 24, 2008

obtain consents or solicit votes of ADVB stockholders. Lime should not have to elect to solicit votes of ADVB stockholders to satisfy the CD&I when state law would not otherwise require any vote.
     We recognize that the genesis of the Staff’s CD&I is the Commission’s 1998 proposed Release No. 33-7606A, including its proposed Rule 159. We also recognize a basis for the third bulleted-paragraph of the CD&I is Rule 145 adopted by the Commission under the Securities Act of 1933. In particular, Rule 145(a) provides that an “offer” and “sale” within the meaning of Section 2(a)(3) of the Securities Act exists where, pursuant to state law or governing instruments, a business combination must be approved by the “vote or consent” of shareholders. In turn, Part (1) of General Instruction A.1 to Form S-4 allows use of the form “in a transaction of the type specified in paragraph (a) of Rule 145[.]” As noted above, however, Lime is relying upon Part (2) of General Instruction A.1 to Form S-4, which specifically contemplates that solicitation of the “votes or consents” of all shareholder is not required under state law. We respectfully submit as a result that the CD&I should not apply to Lime’s contemplated Registration Statement on Form S-4.
     It appears that a purpose of the CD&I is to prevent use of Form S-4 by insiders who may have already made an investment decision. Consistent with that purpose, Lime does not intend to include as part of its Registration Statement on Form S-4 any shares to be sold to the ADVB controlling stockholders. The offering to ADVB controlling shareholders as part of the Stock Purchase Agreement will be completed privately. The shares offered in the short form merger through the Registration Statement on Form S-4 will be made to the ADVB non-controlling stockholders who are not parties to the Stock Purchase Agreement.
     Further, although it is unclear whether the Staff’s position reflected in the CD&I would be affected, we believe it is important to highlight that, in connection with the short form merger, non-controlling ADVB stockholders being offered Lime shares through the Registration Statement on Form S-4 are entitled to exercise appraisal rights under DCGL Section 262. As such, ADVB non-controlling stockholders who decide not to maintain an equity investment through common stock of Lime are entitled to receive cash in accordance with state law. Substantively, it should be noted that non-controlling shareholders will receive the same consideration in the short form merger as controlling shareholders have negotiated in the Stock Purchase Agreement.
     Please be advised that the Registration Statement on Form S-4 will contain a joint prospectus/information statement. To comply with Nasdaq Marketplace Rules regarding shareholder approval, a majority of Lime shareholders have consented to issue Lime common stock to acquire the ADVB shares. Thus, through an integrated document reflecting the ADVB acquisition, Lime will deliver a prospectus to ADVB non-controlling shareholders and an information statement to Lime shareholders. We emphasize the nature of the contemplated Registration Statement because it signifies that, in accordance with Regulation 14C, 20 days must elapse from mailing the prospectus/information statement until the short form merger may occur. Although Lime is unable to rely upon incorporation by reference in the Form S-4 and thus is not subject to the 20 business days requirement of General Instruction A.2., Lime will wait at least 20 days from mailing the joint prospectus/information statement concurrently to ADVB and Lime shareholders before acting on the short form merger. DCGL Section 262 requires Lime to provide 20 days prior notice to ADVB shareholders. Accordingly, we believe that

Ms. Peggy A. Fisher, Assistant Director Securities and Exchange Commission
December 24, 2008

a 20 day dissemination period is sufficient time to enable ADVB shareholders to make a meaningful investment decisions with respect to Lime shares or alternatively exercise appraisal rights.
     In summary, we respectfully submit that the CD&I is inapplicable to the Registration Statement that Lime intends to file because General Instruction A.1.(2) specifically permits use of Form S-4 for a short form merger and ADVB shareholders will have a meaningful opportunity to render an investment decision as to whether to accept the Lime shares in the short form merger.
* * * * *
     We appreciate your time and attention to this response letter. Should you have any additional questions or concerns, please do not hesitate to contact Todd Arkebauer at (312) 207-6453 or me at (415) 659-5943.
Very truly yours,
/s/ David T. Mittelman
David T. Mittelman
cc: Jeffrey R. Mistarz
          Chief Financial Officer
          Lime Energy Co.